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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CORAUTUS GENETICS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)
218139202
(CUSIP Number)
March 9, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	218139202	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Steven A. Lyman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		1,196,905 shares of Common Stock

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,196,905 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,196,905 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO. 218139202	Page 3 of 5 Pages
Item 1(a).     Name of Issuer: The name of the issuer is Corautus Genetics Inc. (the “Company”).
Item 1(b).     Address of Principal Executive Offices: The address of the principal executive offices of the Company is 75 Fifth Street, NW, Atlanta, Georgia 30308.
Item 2(a).	Name of Person Filing: Steven A. Lyman (“Reporting Person”)
Item 2(b).     Address of Principal Residence or Business Address:
The Reporting Person’s residence address is: P.O. Box 676046, Rancho Santa Fe, CA 92067.
Item 2(c).     Citizenship: U.S.A.
Item 2(d).     Title of Class of Securities: Common Stock, par vale $.001 per share
Item 2(e).     CUSIP Number: 218139202
Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or 13-d-2(b) check whether the person filing is a:

(a)	☐	Broker of dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3 (a) (6) of the Act

(c)	☐	Insurance Company as defined in Section 3( a) (19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b) (1) (ii) (F)

(g)	☐	Parent Holding Company, in accordance with Rule 13 d-1 (b) (ii) (G); see item 7

(h)	☐	Group, in accordance with Rule 13 d-1 (b) (1) (ii) (H); see item 7
If this statement is filed pursuant to Rule 13 d-1 (c), check the box.     ☑
Item 4.          Ownership: Corautus Genetics, Inc.
(a)     Amount beneficially owned: 1,196,905 shares of Common Stock.
(b)     Percent of class: 6.1% The percentage used herein is calculated based upon the 19,606,079 shares of Common Stock issued and outstanding as of October 31, 2005 as reflected in the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2005.

(c)	(i)	Sole Power to vote or direct the vote: 1,196,905 shares of Common Stock.

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: 1,196,905 shares of Common Stock.

CUSIP NO. 218139202	Page 4 of 5 Pages

(iv)	Shared power to dispose or direct the disposition: -0-
Item 5.	Ownership of five percent or less of a class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock, check the following ☐.
Item 6.	Ownership of more than five percent on behalf of another person. Not applicable.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company. Not applicable
Item 8.	Identification and classification of members of the group. Not applicable.
Item 9.	Notice of dissolution of group. Not applicable.
Item 10.	Certification.
(a)     Not applicable.
(b)     The following certificate shall be included if the statement is filed pursuant to §240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 218139202	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 2006
/ S / Steven A. Lyman

Name: Steven A. Lyman